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                             January 5, 2024

       Changlin Liang
       Director and Chief Executive Officer
       Dingdong (Cayman) Ltd
       Building 1, 56 Fanchang Road
       Shanghai, 20120
       People   s Republic of China

                                                        Re: Dingdong (Cayman)
Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response Dated
November 24, 2023
                                                            File No. 001-40533

       Dear Changlin Liang:

              We have reviewed your November 24, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 27,
       2023 letter.

       Response Dated November 24, 2023

       Introduction, page 1

   1. We note your response to prior comment 2 and reissue our comment. Although we note your representation
that your "Hong Kong subsidiary is only an intermediary holding entity which conducts
no business operations," the presence of Dingdong Fresh (Hong
                                                        Kong) Limited
nevertheless exposes the company to legal and regulatory risks in Hong
                                                        Kong. Revise to discuss
the applicable laws and regulations in Hong Kong, as well as the related risks and
consequences. Disclose how regulatory actions related to data security or anti-monopoly concerns
in Hong Kong have or may impact the company   s ability to
                                                        conduct its business,
accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure
explaining whether there are laws/regulations in Hong Kong that result in oversight
over data security, how this oversight impacts the company   s business
 Changlin Liang
Dingdong (Cayman) Ltd
January 5, 2024
Page 2
         and the ability to offer securities, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. In this regard, we note your proposed disclosure references the Law of PRC on Safeguarding National Security in
         Hong Kong but does not discuss the related risks and consequences, including how it could impact the company's business or ability to offer securities. With respect to regulatory actions related to data security or anti-monopoly concerns, your proposed disclosure only seems to address laws applicable in mainland China, rather than Hong
         Kong.
Item 3. Key Information
Our Corporate Structure, page 4

2. We note your proposed disclosure in response to prior comment 3 and reissue our comment in part. Please explicitly state that disallowing your holding company structure would likely result in a material change in your operations and/or adversely affect your operations. (Emphasis added).
Cash Flows through Our Organization, page 5

3. We note your proposed disclosure in response to prior comment 6 and reissue our comment. Please revise your summary risk factors to clearly state that to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong
         Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. Additionally, state that there is no assurance the PRC government will not
         intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets.
Permissions Required from the PRC Authorities for Our Operations, page 5

4.     We note your proposed disclosure in response to prior comment 8 and reissue our
       comment in part. Please explicitly state whether the lack of addresses of your regional processing centers and frontline fulfillment stations result in a denial of your licenses and/or approvals. Additionally, please describe the consequences to you and your investors if you or your subsidiaries: (i) do not maintain such permissions or approvals,
FirstName LastNameChanglin Liang
       (ii) inadvertently conclude that such permissions or approvals are not required, or (iii)
Comapany     NameDingdong
       applicable            (Cayman)
                   laws, regulations, or Ltd
                                         interpretations change and you are
required to obtain such
       permissions   or
January 5, 2024 Page 2  approvals in the future.
FirstName LastName
 Changlin Liang
FirstName  LastNameChanglin Liang
Dingdong (Cayman)  Ltd
Comapany
January    NameDingdong (Cayman) Ltd
        5, 2024
January
Page 3 5, 2024 Page 3
FirstName LastName
5. We note your proposed disclosure in response to comment 9, specifically that your "PRC legal advisers are of the view that" you do not need CAC, CSRC, or any additional permissions and approvals to operate your business and to offer securities to investors. Please clarify whether relying on the views of counsel is the same as relying on the "opinion" of counsel. If so, please revise in all applicable areas to specifically state that the company has relied on the opinion of counsel. If not, please state as much and explain why such an opinion was not obtained.
Risk Factors
The PCAOB had historically been unable to inspect our auditor . . ., page 27

6. We note your proposed disclosure in response to comment 13 and reissue our comment in part. Please revise to clearly disclose that the PCAOB can restart its
   inspection clock    if
         circumstances change and it no longer believes that it can inspect China and Hong Kong-
         based auditors.
       Please contact Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Steve Lin